Mail Stop 4561
								December 21, 2007

By U.S. Mail

Mr. D. Ben Barry
Chairman, President and Chief Executive Officer
Gateway Financial Holdings, Inc.
1580 Laskin Road
Virginia Beach, VA 23451

Re:	Gateway Financial Holdings, Inc.
      2006 Form 10-K, 2006 Proxy, September 30, 2007 Form 10-Q
      Filed March 16, March 2, and November 9, 2007, respectively
      File No. 000-33223

Dear Mr. Barry:

      We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2006 Proxy (filed in Form S-4 dated March 2, 2007 and incorporated by reference into Form 10-K)
Item 11.  Executive Compensation
1. Please revise to include disclosure for the PEO, the PFO, and the three most highly compensated other executives.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Michael Clampitt, Attorney-Advisor, at (202) 551-3434 or me at (202) 551-3698
with any questions.


      Sincerely,



      Mark Webb
      Legal Branch Chief


Mr. D. Ben Barry
Gateway Financial Holdings, Inc.
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